United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE

ORDINARY BOARD OF DIRECTORS MEETING

On June 25th, 2015, at 09:30am, met, ordinarily, at Vale’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, Messrs. Dan Conrado - Chairman of the Board, Sérgio Alexandre Figueiredo Clemente — Vice-Chairman, Gueitiro Matsuo Genso, Marcel Juviniano Barros, Tarcísio José Massote de Godoy (by conference call), Fernando Jorge Buso Gomes, Oscar Augusto de Camargo Filho, Alberto Ribeiro Guth, Lucio Azevedo, and the alternates Messrs. Yoshitomo Nishimitsu and Victor Guilherme Tito, and also Mr. Clovis Torres as Secretary. Hence, the Board of Directors has unanimously resolved upon the following: “NOMINATION OF MEMBER OF VALE’S BOARD OF DIRECTORS — Considering the vacancy of a position of Effective Member of the Board of Directors since April 2015, the Board of Directors approved the nomination of Mr. Alberto Ribeiro Guth, Brazilian, married, engineer, bearer of the Identity card #4047152 issued by IFP/RJ, enrolled at Brazilian Taxpayer Registry (CPF/MF) under #759.014.807-59, with commercial address at Av. Ataulfo de Paiva 204, 801, Leblon, Rio de Janeiro, as Effective Member of the Vale’s Board of Directors, which term of office shall last until the next Shareholders’ General Meeting to be held. The Director nominated herein, present at the meeting, declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law # 6.404/1976), presented the Statement of Consent of Senior Managers to the Corporate Governance Level 1 Listing Agreement of BM&FBovespa and its respective Listing Regulation duly executed and, thereafter, accepted his position.” I hereby attest that the deliberation above was excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, June 25, 2015.

Clovis Torres

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2015	(Registrant)
Vale S.A.

	By:	/s/ Rogerio T. Nogueira
Rogerio T. Nogueira
Director of Investor Relations